SIGNA Sports United N.V.

Kantstraße 164, Upper West

10623 Berlin, Federal Republic of Germany

July 12, 2022

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lilyanna Peyser

Re:	SIGNA Sports United N.V.

Amendment No. 1 to Registration Statement on Form F-1

(File No. 333-264912)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SIGNA Sports United N.V. hereby requests acceleration of the effectiveness of its Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-264912), so that it will become effective at 4:30 p.m., Eastern Time on Wednesday, July 13, 2022 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Stephan Hutter of Skadden, Arps, Slate, Meagher & Flom LLP at 49.69.74220.170 or Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at 1.213.687.5122, and that such effectiveness also be confirmed in writing.

Very truly yours,

SIGNA Sports United N.V.

By:	/s/ Stephan Zoll
	Name:	Stephan Zoll
	Title:	Chief Executive Officer and Executive Director